UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

      BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒                                                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                                                    No ☒

      Contact:
     Blue Square-Israel Ltd.
     Elli Levinson-Sela
     General Counsel & Corporate Secretary
     Telephone: 972-3-9282670
     Fax: 972-3-9282498
     Email: ellils@bsi.co.il

BLUE SQUARE - ISRAEL ANNOUNCES BOARD APPROVAL TO THE REORGANIZATION
OF ITS REAL ESTATE ACTIVITIES, TO BE CENTRALIZED IN ITS SUBSIDIARY (80%),
BLUE SQUARE REAL ESTATE LTD.

Rosh Ha'ayin, Israel, January 12, 2009 – further to its announcement dated December 30, 2008, regarding the reorganization of its retail activities under its wholly owned subsidiary, Blue Square Chain Investments and Properties Ltd. ("BSIP"), and regarding the suggested reorganization of its real estate activities, Blue Square - Israel Ltd. (NYSE:BSI) (the "Company") announced today that further to the transfer of the Company's real estate assets to its subsidiary, Blue Square Real Estate Ltd. ("BSRE") and the IPO of BSRE completed in 2006,  the company's  Board of Directors and BSRE Audit Committee and Board of Directors have approved a reorganization of  all of the Company's real estate properties, to be transferred to BSRE  (held 80% by the company). Following the completion of the transaction, all real property will be held by BSRE, and all the food retail activities will be centralized in BSIP.

Within the approved transaction, all real estate property (and related leases) held by BSIP and BSIP's subsidiaries would be transferred to BSRE. Most of such real estate property will be leased back by BSRE to BSIP for its retail activities under terms similar to the existing lease agreements between BSRE and BSIP, and the Company, regarding other real estate assets. The periods of these existing lease agreements would be extended to match the period of the new lease agreement - 10 years from the transfer of the BSIP real estate assets to BSRE, with an additional option period of five years exercisable by BSIP.

The sale of BSIP's real estate property (and related leases) to BSRE would be for an aggregate consideration of approx. NIS 464 million, based on an appraisal by an independent appraiser. BSRE plans to finance 50% of the consideration from its existing sources and 50% by a financial institute. In the event BSRE does not obtain the required financing prior to closing of the transaction, BSRE will be entitled to postpone payment of up to NIS 200 million of the consideration until April 1st, 2010, during which time this amount will bear interest at 7% per annum and be linked to the Israeli consumer price index. The transaction is subject to various taxes and levies according to Israeli law which are under examination by the company and its advisors.

The lease agreement between BSRE and BSIP would contain terms similar to the existing lease agreements, which provide for annual rent for property used for supermarkets to be the higher of 2% of the annual turnover of that store or 9% of the amount paid by BSRE to purchase the underlying real estate of that store (excluding consideration paid for certain unused building rights), plus amounts invested by BSRE in the asset, reduced by certain costs and payments and increased according  to Israel’s CPI. The annual rent for property not used for stores would be equal to 9% of the amount paid by BSRE, linked to increases in Israel’s CPI.

The transfer of real estate properties, the lease agreement and closing of the transactions are subject to approval by BSRE shareholders.  According to the Israeli Companies Law, such approval is valid only if either (1) the majority of shares voted at the meeting in favor of the transaction includes at least one third (1/3) of the shares of shareholders  who do not have any personal interest in the transaction who are participating in the voting at the meeting, in person or by proxy, without taking into account abstentions, (2)  if the total number of shares voted against the transaction by shareholders who do not have any personal interest in the transaction does not exceed one percent (1%) of the aggregate voting rights in the company.

*   *   *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 194 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Dated: January 12, 2009